UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

 CASI Pharmaceuticals Enters into Certain Agreement with respect to the Renewal of the Exclusive Distribution Agreement with CRPCGIT

On Feburay 28, 2024, CASI Pharmaceuticals, Inc., a Cayman Islands incorporated company  (“CASI” or the “Company”) and CASI Pharmaceuticals (China) Co., Ltd, (“CASI China”) a company of limited liability, incorporated and existing under the laws of the People’s Republic of China and a wholly owned subsidiary of the Company, entered into a 3-year renewal agreement  (the “Agreement”) for certain Exclusive Distribution Agreement dated March 2, 2022, effective as of March 2, 2024, with China Resources Pharmaceutical Commercial Group International Trading Co., Ltd. (“CRPCGIT”), a company of limited liability, established and existing under the laws of the People’s Republic of China. Under the terms of the Agreement, the parties have agreed to extend the term of the Exclusive Distribution Agreement for three years. Other terms and conditions of the Exclusive Distribution Agreement remain in full force and effect without change.

The foregoing description of the Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the Agreement that will be filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 2023.

Forward-Looking Statements

This 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided herein is as of the date of this 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei (Larry) Zhang
	Name:	Wei (Larry) Zhang
	Title:	President

Date: February 29, 2024